Exhibit (a)(23)


    IN THE CIRCUIT COURT FOR THE CITY OF BUENA VISTA

                                      X
                                      :
IN RE DANA CORPORATION                :
SHAREHOLDER LITIGATION                :
                                      :
                                      :  CONSOLIDATED CIVIL ACTION
                                      :
                                      :  Master File No. CH 03-000039-00
                                      :
                                      :
                                      :
                                      X
-------------------------------------

           CONSOLIDATED AND AMENDED BILL OF COMPLAINT FOR SHAREHOLDER
                                DERIVATIVE ACTION

     Complainants Michael Martin and Adolph Feuerstein ("Complainants") by their counsel, pursuant to the Stipulated Order of Consolidation, entered August 27, 2003, upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, hereby submit the following as their Consolidated and Amended Bill of Complaint for Shareholder Derivative Action:

                             SUMMARY OF THIS ACTION

     1. On July 8, 2003, ArvinMeritor, Inc. ("ArvinMeritor"), a global supplier of integrated systems, modules, components, and applications serving various industries, announced a tender offer (the "Tender Offer") to acquire all of the outstanding common stock of nominal defendant Dana Corporation ("Dana" or the "Company") for $15 per share in cash, an aggregate price of approximately $2.5 billion for the common equity of the Company. ArvinMeritor intends to effectuate the Tender Offer through its wholly-owned subsidiary, Delta Acquisition Corporation ("Delta"), a Virginia corporation.

     2. The Tender Offer represents a 55.7 percent premium over the closing price of the Company's common stock on June 3, 2003, the last trading day before ArvinMeritor first submitted a written proposal for a business combination to Dana, and a 24.9 percent premium over the closing price of Dana's common stock on July 7, 2003, the last trading day before ArvinMeritor and Delta commenced their Tender Offer. ArvinMeritor seeks to acquire Dana through a transaction that is non-coercive, non-discriminatory and entirely fair to Dana's shareholders.

     3. Since ArvinMeritor first contacted Dana, the Company has repeatedly refused ArvinMeritor's proposals for a business combination and refused even to negotiate with ArvinMeritor. Dana's Board of Directors (the "Individual Defendants" identified in paragraphs 12 though 22) instead has embarked upon a campaign to entrench itself and continues its control over Dana despite the Individual Defendants' fiduciary duties to act in the best interests of the Company and not their own.

     4. Because ArvinMeritor's proposed acquisition of Dana (the "Proposed Acquisition") offers substantial value to the Company's shareholders, the Individual Defendants' continuous refusal to negotiate or even to discuss the details of ArvinMeritor's proposal, their attempts to entrench themselves in office, and their failure to disclose all material information concerning their recommendation to shareholders to ignore the Tender Offer -- all at the expense of Dana's shareholders -- constitute unreasonable responses to the Proposed Acquisition, and violate the Individual Defendants' fiduciary duties to the Company and its shareholders.

                             JURISDICTION AND VENUE

     5. This Court has Jurisdiction over the Company because Dana is incorporated under the laws of the Commonwealth of Virginia, and over the Individual

Defendants because, among other reasons, they are directors of a Virginia corporation, and they are subject to jurisdiction under Virginia Code ss. 8.01-328.1.

     6. Venue is proper in this Court under Virginia Code ss. 8.01-262(3) because Dana conducts business in Buena Vista, Virginia, at its office located at 3200 Green Forest Avenue. This office, a division of Dana, manufactures automotive and light truck axles. Upon information and belief, the office has approximately 300 employees.

     7. On or about July 8, 2003, ArvinMeritor and Delta filed against defendants in this Court a Bill of Complaint for Injunctive and Declaratory Relief (Buena Vista Cir. Ct. docket no. CH03-000037) alleging in four counts, INTER ALIA, various breaches by defendants of their fiduciary duties. On or about August 5, 2003, ArvinMeritor and Delta filed a First Amended and Supplemental Bill of Complaint for Injunctive and Declaratory Relief The present action is a related case.

                                   THE PARTIES

     8. Complainant Michael Martin, at all times relevant to this action, held and still holds, shares of Dana. Complainant Martin will fairly and adequately represent the interests of the Corporation in enforcing the rights of the Corporation.

     9. Complainant Adolph Feuerstein, at all times relevant to this action held, and still holds, shares of Dana. Complainant Feuerstein will fairly and adequately represent the interests of the Corporation in enforcing the rights of the Corporation.

     10. Nominal defendant Dana is a Virginia corporation with its principal executive offices located at 4500 Dorr Street, Toledo, Ohio, 43615. Dana is a global supplier of modules, systems, and components serving various industries. As of April 25, 2003, Dana had approximately 148,620,000 shares of common stock outstanding. Dana's shares trade on the New York Stock Exchange and the Pacific Exchange. Upon information and belief, fewer than

500 of Dana's employees are located in Virginia, with approximately 300 located at the office in Buena Vista.

     11. Upon information and belief, Dana does not own any real property in Virginia.

     12. Defendant Joseph M. Magliochetti ("Magliochetti") has been a director of Dana since 1996, is Chairman of its Board of Directors, and is the Company's Chief Executive Officer, President, and Chief Operating Officer.

     13. Defendant Benjamin F. Bailar ("Bailar") has been a director of the Company since 1980. In addition, defendant Bailar also has entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently to fulfill his fiduciary duties owed to Dana and its shareholders. For example, Bailar, along with Magliochetti, Baillie, Carpenter, Clark, Hiner, Kelly, Priory and Senderos, Grise and Marks, serves on the Board's finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

     14. Defendant A. Charles Baillie ("Baillie") has been a director of the Company since 1998. In addition, defendant Baillie has additional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Baillie, along with Priory (Chairman), Clark and Hiner, serves on the Compensation Committee which establishes Magliochetti's compensation and has overseen the granting of excessive stock option compensation to the Company's Board and other executives.

          b. Baillie, along with Magliochetti, Bailar, Carpenter, Clark, Hiner, Kelly, Priory and Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

          c. Baillie, along with Magliochetti, Carpenter (Chairman), Senderos, Grise and Marks, serves on the Board's Funds committee, which is charged with overseeing Dana's pension funds and is responsible for establishing the excessive pension benefits.

     15. Defendant Edmund M. Carpenter ("Carpenter") has been a director of the Company since 1991. In addition, defendant Carpenter also has long-standing personal and professional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Carpenter, along with Magliochetti, Bailar, Baillie, Clark, Hiner, Kelly, Priory and Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

          b. Carpenter, along with Magilochetti, Baillie, Senderos, Grise and Marks, serves on the Board's Funds committee (as its Chairman), which is charged with overseeing Dana's pension funds and is responsible for establishing the excessive pension benefits.

     16. Defendant Eric Clark ("Clark") has been a director of the Company since 1994. In addition, defendant Clark also has long-standing personal and professional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Clark served as a member of the Dana Europe Advisory Board from 1991-1999. Clark, along with Priory (Chairman), Baillie and Hiner, serves on the Compensation Committee which establishes Magliochetti's compensation and has overseen the granting of excessive stock option compensation to the Company's Board and other executives.

          b. Clark, along with Magliochetti, Bailar, Baillie, Carpenter, Hiner, Kelly, Priory and Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

     17. Defendant Glen H. Hiner ("Hiner") has been a director of the Company since 1993. In addition, defendant Hiner also has long-standing personal and professional entanglements and relationships with other board members which has prevented him, and is preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Hiner, along with Priory (Chairman), Baillie and Clark, serves on the Compensation Committee which establishes Magliochetti's compensation and has overseen the granting of excessive stock option compensation to the Company's Board and other executives.

          b. Hiner, along with Magliochetti, Bailar, Baillie, Carpenter, Clark, Kelly, Priory and Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

     18. Defendant James P. Kelly ("Kelley") has been a director of the Company since 2002. In addition, defendant Kelley also has long-standing personal and professional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Kelley serves on the Bellsouth Corporation board of directors along with Defendant Magliochetti.

          b. Kelley, along with Magliochetti, Bailar, Baillie, Carpenter, Clark, Hiner, Priory and Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

     19. Defendant Marilyn R. Marks ("Marks") has been a director of the Company since 1994. In addition, defendant Marks also has long-standing personal and professional entanglements and relationships with other board members which have prevented her, and are preventing her from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Marks served as Chairman of the Board of Dorsey Trailers, Inc. ("Dorsey") between 1987 and 2000 when Dorsey filed a voluntary petition for reorganization relief under Chapter 11 of the Bankruptcy Code. Dana did substantial business with Dorsey.

          n. Marks, along with Magliochetti, Bailar, Baillie, Carpenter, Clark, Hiner, Kelly, Priory and Senderos, and Grise, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

          c. Marks, along with Magliochetti, Carpenter (Chairman), Baillie, Senderos, and Grise, serves on the Board's Funds committee, which is charged with overseeing Dana's pension funds and is responsible for establishing the excessive pension benefits.

     20. Defendant Richard B. Priory ("Priory") has been a director of the Company since 1996. In addition, defendant Priory also has long-standing personal and professional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Priory, along with Magilochetti, is a member of the U.S. Business Roundtable and its Policy Committee.

          b. Priory, along with Baillie, Clark and Hiner, serves on the Board's the Compensation Committee (as its Chairman) which establishes Magliochetti's compensation and has overseen the granting of excessive stock option compensation to the Company's Board and other executives.

          c. Priory, along with Magliochetti, Bailar, Baillie, Carpenter, Clark, Hiner, Kelly, Senderos, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

     21. Defendant Fernando M. Senderos ("Senderos") has been a director of the Company since 2000. In addition, defendant Senderos also has long-standing personal and professional entanglements and relationships with other board members which have prevented him, and are preventing him from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Senderos, along with Magliochetti, Bailar, Baillie, Carpenter, Clark, Hiner, Kelly, Priory, Grise and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

          b. Senderos, along with Magliochetti, Carpenter (Chairman), Baillie, Grise and Marks, serves on the Board's Funds committee, which is charged with overseeing Dana's pension funds and is responsible for establishing the excessive pension benefits.

     22. Defendant Cheryl W. Grise ("Grise") has been a director of the Company since 2002. In addition, defendant Grise also has long-standing personal and professional entanglements and relationships with other board members which have prevented her, and are preventing her from acting independently and fulfilling the fiduciary duties owed to Dana and its shareholders, including:

          a. Grise has no equity interest in Dana and merely serves at the favor of Magliochetti. Grise, along with Magilochetti, Bailar, Baillie, Carpenter, Clark, Hiner, Kelly, Priory and Senderos, and Marks, serves on the Board's Finance committee, which is charged with overseeing Dana's financial condition, liquidity and results of operations.

          b. Grise, along with Magliochetti, Carpenter (Chairman), Baillie, Senderos and Marks, serves on the Board's Funds committee, which is charged with overseeing Dana's pension funds and is responsible for establishing the excessive pension benefits.

     23. By virtue of their positions as directors and/or officers of Dana and their exercise of control over the business and corporate affairs of Dana, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause Dana to engage in the practices complained of herein. Each Individual Defendant owed and owes Dana and its common stockholders fiduciary duties and were and are required to:

          a. Honestly communicate with Dana's shareholders in connection with the ArvinMeritor tender offer;

          b. Act in the best interests of Dana and prevent any abuse of control by other top executives in the conduct of the business and affairs of Dana;

          c. Govern Dana to utilize its resources in a manner to benefit the Company and its public shareholders and not the personal interests or preferences of defendants;

          d. Refrain from entrenching themselves in power for their own benefit and to the detriment of Dana's shareholders, adopting or maintaining unreasonable defensive measures to entrench themselves in their prestigious and lucrative positions with Dana, or otherwise abusing their positions of control;

          e. Not favor their own interests at the expense of Dana and/or its public shareholders;

          f. In good faith oversee, supervise and direct the business and affairs of Dana and its executives in accordance with the applicable laws;

          g. Upon receiving notice of improper conduct to take steps to correct or remedy that conduct; and

          h. Exercise reasonable control and supervision over the officers and employees of Dana.

     24. By failing to act in good faith to consider the ArvinMeritor bid, the Individual Defendants, as a matter of law, have breached their fiduciary duties of good faith and fair dealing owed to Dana, Complainants and Dana's shareholders.

                               FACTUAL BACKGROUND

DANA'S DETERIORATING FINANCIAL CONDITION

     25. Dana is a global supplier of modules, systems and components for light, commercial and off-highway vehicle original equipment ("OE") manufacturers globally and for related OE service and aftermarket customers.

     26. Over the last several years, Dana has experienced substantial mismanagement and its stock price has plummeted. In June 1999, Dana's stock was trading at more than $54 per share. Over the next four years, Dana's stock lost substantial value, closing at $9.63 on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal to Dana.

     27. Upon information and belief, due to its substantial financial difficulties, Dana undertook a restructuring program nearly two years ago, in September 2001. However, this restructuring plan has led only to plant closing and to lost jobs for Dana employees, as Dana itself has acknowledged:

             Among the elements of the restructuring are a workforce reduction of more than 15 percent and the planned closure or consolidation of more than 30 facilities. Through June 30, [2002,] Dana had reduced its permanent workforce by approximately 8 percent, closed 14 facilities, and announced plans to close 14 others.

(Dana Corp., Press Release (July 17, 2002)).

             Dana has reduced its permanent workforce by approximately 9 percent, closed 18 facilities, and announced plans to close 16 others from the inception of the restructuring plan announced one year ago through Sept. 30, 2002.

(Dana Corp., Press Release (Oct. 25, 2002)).

     28. Dana's dismal performance under the Individual Defendants' watch has not improved. As of February 12, 2003, the Company closed 28 of its facilities as part of its restructuring program. (Dana Corp., Press Release (Feb. 12, 2003)).

     29. The ArvinMeritor Tender Offer would dramatically improve the situation for Dana's shareholders. It represents a substantial improvement by offering a
55.7 percent
premium over the closing price of the Company's common stock on June 2003, the last trading day before ArvinMeritor first submitted its proposal to Dana.

THE INDIVIDUAL DEFENDANTS STONEWALL ARVINMERITOR

     30. Despite the clear-cut, substantial economic benefits for Dana's shareholders and Dana's significant financial struggles in the hands of its current management, the Individual Defendants dismissed ArvinMeritor's proposal without due and sufficient consideration. Such conduct violated the Individual Defendants' fiduciary duties to act in the best interests of the Company and its shareholders.

     31. ArvinMeritor first conveyed its interest in acquiring Dana for $14 per share in cash to Defendant Magliochetti, Dana's Chairman, Chief Executive Officer, President, and Chief Operating Officer, during a telephone conversation on June 4, 2003 (the "June 4, 2003 Conversation").

     32. Defendant Magliochetti's reaction was immediate and adverse to Dana's shareholders. f le refused to discuss ArvinMeritor's proposal. Instead, twice during the June 4, 2003 Conversation, Defendant Magliochetti stated emphatically that Dana was "not for sale."

     33. This rejection of ArvinMeritor's proposal was not based on discussions with the other Individual Defendants or any other employees or advisors of the Company. As such, Defendant Magliochetti's rejection of ArvinMeritor's proposal was uninformed and constituted a violation of his fiduciary duties to the Company.

     34. On June 4, 2003, Larry D. Yost, the Chairman and Chief Executive Officer of ArvinMeritor, sent a letter to Defendant Magliochetti (the "June 4, 2003 Letter") memorializing ArvinMeritor's proposal of June 4, 2003. The letter noted that the price offered by ArvinMeritor represented a premium of 45 percent over the closing price of Dana's common stock on June 3, 2003.

     35. The June 4, 2003 Letter also noted that, as an alternative to the proposal advanced earlier that day, ArvinMeritor was "prepared to consider a mix of cash and stock consideration if it will facilitate a transaction." The June 4, 2003 Letter further stated that "[i]f you are willing to work with us to consummate a transaction expeditiously, we may be prepared to analyze further whether a higher value is warranted."

     36. Mr. Yost also indicated in the June 4, 2003 Letter that "[i]f you or any of your directors have any questions about our proposal, please feel free to give me a call. I will make myself available at any time." In violation of their fiduciary duties, however, none of the Individual Defendants have accepted Mr. Yost's invitation to discuss the issues raised in his letter.

     37. On June 12, 2003, Defendant Magliochetti telephoned Mr. Yost (the "June 12, 2003 Conversation") to express that Dana was not interested in a business combination with ArvinMeritor. On June 12, 2003, Defendant Magliochetti also sent a letter (the "June 12, 2003 Letter") to ArvinMeritor stating that Dana did not have any interest in pursuing a sale transaction with ArvinMeritor. Upon information and belief, the Individual Defendants failed to give ArvinMeritor's offer due consideration, and in violation of their fiduciary duties, took action to entrench themselves in office to retain substantial benefits and perquisites such offices extended to them.

     38. On June 16, 2003, Mr. Yost sent a letter to Defendant Magliochetti and to Dana's Board (the "June 16, 2003 Letter") repeating ArvinMeritor's interest in pursuing a transaction with Dana. In addition, Mr. Yost further explained the significant benefits to both e companies shareholders of a merger between ArvinMeritor and Dana. As the letter noted,

            The combination of ArvinMeritor and Dana will create a
            stronger Tier One supplier company providing numerous technological and service benefits for our combined worldwide light vehicle, commercial truck and aftermarket customers. This transaction will bring together the right combination of innovation, capabilities and resources to establish a more significant global enterprise. Together, ArvinMeritor and Dana will become a true industry leader with the strategic position that will allow us to better serve our customers, employees and shareholders ....

            In addition to the compelling strategic fit of our respective product portfolios, a business combination of our two companies will also create significant financial benefits, including considerable sales, operating and cost synergies beyond what either company could achieve on its own. We believe these benefits will better position us to compete and succeed in the increasingly competitive automotive supply industry.

(June 16, 2003 Letter).

     39. The June 16, 2003 Letter also stated that ArvinMeritor was "flexible in considering a mix of cash and stock consideration if it will facilitate a transaction," and again noted that ArvinMeritor "may be prepared to analyze further whether a higher value is warranted." In further violation of their fiduciary duties, the Individual Defendants refused to meet with ArvinMeritor or even discuss ArvinMeritor's proposal.

     40. The Individual Defendants' refusal to consider ArvinMeritor's proposal or to attempt to negotiate the terms of the deal violates their fiduciary duties to the Company. ArvinMeritor's proposal is available to all Dana shareholders, for all outstanding shares. It is not "front-end loaded" or otherwise coercive in nature, and ArvinMeritor has made clear that it intends to acquire any shares not tendered in response to the Tender Offer for the same price of $15 per share in cash in a second-step merger. The Tender Offer provides Dana shareholders with the opportunity to realize a 55.7 percent premium over the closing price of their shares on June 3, 2003, the last trading day before ArvinMeritor first submitted its proposal in writing to Dana, and a 24.9 percent premium over the closing price of their shares on July 7, 2003.

     41. Notwithstanding the fair and non-coercive nature of the Proposed Acquisition, the substantial premium that ArvinMeritor is offering to Dana's shareholders and Dana's impaired financial condition under its current management, on June 19, 2003 -- only three days after ArvinMeritor sent its second letter to Defendant Magliochetti -- ArvinMeritor received a letter from Defendant Magliochetti (the "June 19, 2003 Letter") reiterating that Dana had no interest in pursuing a sale transaction with ArvinMeritor.

     42. In addition, despite ArvinMeritor's clear offer to negotiate the terms of the proposed Acquisition, the June 19, 2003 Letter - like the June 12, 2003 Letter - conveyed an absolute refusal to meet with ArvinMeritor or even to discuss ArvinMeritor's proposal with ArvinMeritor. Upon information and belief, this knee-jerk reaction arises from the Individual Defendants' efforts to entrench themselves at the expense and to the detriment of Dana's shareholders.

     43. On or about July 8, 2003, frustrated by Dana's unwillingness to even discuss a possible business combination at any price, Mr. Yost sent a letter to defendant Magliochetti stating ArvinMeritor's willingness to increase its offer to $15.00 per share in cash. Further, Yost stated that ArvinMeritor intended to take its new $15.00 per share offer directly to Dana's public shareholders via a tender offer, with the hope that Dana's shareholders would be permitted to assess the desirability of ArvinMeritor's offer. Yost repeated that ArvinMeritor would be willing to consider even greater consideration for Dana's shareholders if Dana would merely enter into discussions with ArvinMeritor.

     44. On or about July 9, 2003, ArvinMeritor issued a press release publicly announcing its $15.00 per share offer for the first time. On July 10, 2003, ArvinMeritor commenced its offer.

     45. On July 18, 2003, eight days after the tender offer was commenced and more than six weeks after ArvinMeritor first approached Dana, Dana's Board formed a purported independent" committee for the purpose of reviewing and discussing matters relevant to the Board's response to ArvinMeritor's offer (the "Special Committee").

     46. On July 22, 2003, Dana filed its Recommendation Statement on Schedule 14D-9 (the "Recommendation Statement") recommending that Dana shareholders decline to tender their shares in response to the ArvinMeritor offer. In making this recommendation, the Special Committee relied upon the opinion of Deutsche Bank Securities Inc. ("Deutsche Bank"). Notably, Deutsche Bank presented its analysis to ArvinMeritor earlier this year regarding a business combination with Dana, supporting an offer price for Dana's shares of "less than or equal to the
[$15.00] offer price per share...."

     47. In fact, Dana and the Individual Defendants have attempted to ensure that Dana is not sold under any circumstances to ArvinMeritor. During a July 23, 2003 public earnings call, defendant Magliochetti announced that there was effectively no price at which Dana would Consider a sale to ArvinMeritor. This statement is also further evidence of the Individual Defendants' outright refusal to even consider the proposal and/or tender offer.

     48. On August 6, 2003, defendant Magliochetti announced that the Company, definitively, had no intention of even investigating a possible transaction with ArvinMeritor. During an automotive conference, Magliochetti told reporters that:
"We've responded to the offer that's been made, and from our vantage point, it's concluded."

     49. Despite the Individual Defendants' continuous rebuffs, ArvinMeritor, on August 18, 2003, once again reiterated its willingness to discuss a negotiated solution and once again offered to discuss increasing the value to Dana's shareholders of the Tender Offer, In a press release issued that day, ArvinMeritor stated that "if Dana is willing to work with us to consummate a transaction, we will analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction." (ArvinMeritor Press Release, dated August 18, 2003.)

THE INDIVIDUAL DEFENDANTS' CONFLICTS OF INTEREST

     50. The Individual Defendants have a large financial stake in preventing the Proposed Acquisition. Upon information and belief, Dana's directors awarded themselves, as well as the Company's officers, significant numbers of stock options in order to reap substantial personal gains at the expense of Dana's shareholders. Due to the mismanagement of the Company by the Board and Dana's officers, upon information and belief, the vast majority of those options are currently "under water" - the price at which they may be exercised is higher than Dana's stock price as of July 7, 2003 and the price per share of the Tender Offer. The Individual Defendants, upon information and belief, are acting to entrench themselves in an effort to hang on in the unfounded hope that, at some point, their options will have value, or that they will have time to issue themselves new options at a lower exercise price in order to enrich themselves. The Individual Defendants and Dana's management, upon information and belief, are not willing to relinquish control and the ability to issue themselves new options, notwithstanding that relinquishing such control would be in the best interests of those who own the Company - the shareholders.

     51. ArvinMeritor cannot complete its acquisition of Dana unless the Individual Defendants - voluntarily or by direction of the Court - remove or render inapplicable antitakeover devices, including Dana's shareholder rights plan (the "Poison Pill").

DANA'S POISON PILL

     52. On April 25, 1996, the Company adopted its Poison Pill pursuant to a Rights Agreement (the "Rights Agreement") with Chemical Mellon Shareholder Services, L.L.C. (the predecessor in interest to Bank of New York). The term of the Poison Pill extends until July 25, 2006,

     53. On April 15, 1996, the Company's Board declared a dividend of one preferred share purchase right (the "Right") for each outstanding share of common stock, par value $1 per share, of the Company, The dividend became payable on July 25, 1996 to the shareholders of record on that date.

     54. The primary purpose of the Poison Pill is to allow the holders of the Rights, under certain circumstances, to purchase shares of Dana's common stock at a deep discount. In this way, the Poison Pill enables the holders of the Rights to dilute the interests in Dana of a person or group of affiliated or associated persons (an "Acquiring Person") who has acquired, obtained the right to acquire, or commenced or announced an intention to commence a tender offer or exchange offer for, 15 percent or more of the outstanding shares of Dana's common stock.

     55. Each Right entitles the holder, except for the Acquiring Person, to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a price of $110 per one one-thousandth of a Preferred Share, subject to adjustment (the "Purchase Price"). The Rights do not become exercisable, and separate certificates representing the rights (the "Rights Certificates") are not distributed, unless and until the earlier to occur of:

          a. ten days after a public announcement or notice to the Company that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of common stock of the Company; or

          b. ten business days (or such later date as may be determined by action of the Board prior to such time a person becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make a tender offer or exchange offer for 15 percent or more of the outstanding shares of the Company's common stock.

     56. The Rights do not have any economic value until the occurrence of a "Flip-In Event" or a "Flip-Over Event." A Flip-In Event occurs if and when a holder of Dana stock becomes an Acquiring Person. At that point, all Rights other than those held by the Acquiring Person "flip-in" and become discount fights which entitle the holders to purchase Dana common stock at a steep discount, thereby diluting the interests of the Acquiring Person. Specifically, each right that "flips-in" becomes exercisable for shares of the Company's common stock with a value equal to twice the Right's exercise price. Thus, for the exercise price of $110, the holder of a Right other than an Acquiring Person may purchase Dana common stock having a market value of $220 - a 50 percent discount to market price.

     57. If and when Dana engages in a merger or a sale of 50 percent or more of its assets (a "Flip-Over Event"), the Rights then "flip-over." Following a Flip-Over Event, each holder of the Rights - other than the Acquiring Person - will be entitled to receive shares of the acquiring company. In particular, upon exercising the Rights at their then-current exercise price, the holders will be entitled to receive that number of shares of common stock of the acquiring company with a market value, at the time of such event, of twice the exercise price of the Right.

In this way, the Company's shareholders come to significantly dilute the percentage of the acquiror's stock that the acquiror's original stockholders held.

     58. The Individual Defendants have the authority to redeem the Rights, at a redemption price of $0.01 per Right, at any time before an Acquiring Person acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock.

     59. The existence of the Rights effectively preclude ArvinMeritor from consummating the Tender Offer, regardless of the extent to which Dana's shareholders wish to sell their shares pursuant to the Tender Offer. Unless the Individual Defendants redeem the Rights, ArvinMeritor's acceptance of shares tendered pursuant to its Tender Offer (i) will result in it becoming an Acquiring Person, (ii) will make the Rights exercisable for shares of Dana's common stock at a discount of 50 percent of their market value, (iii) will make the Tender Offer economically infeasible for ArvinMeritor to accomplish, and
(iv) will deprive Dana's shareholders of the ability to benefit from the Proposed Acquisition.

     60. The Individual Defendants' failure to redeem the Rights and thus maintain themselves in office constitute violations of their fiduciary duties.

THE INDIVIDUAL DEFENDANTS' INADEQUATE DISCLOSURES CONCERNING THE TENDER OFFER

     61. In addition to denying Dana's public shareholders the right to even consider ArvinMeritor's lucrative offer, the Individual Defendants have failed to provide the Company's public shareholders with full and fair information concerning the ArvinMeritor offer, In a Schedule 14D9 filed on or about July 22, 2003, and subsequent amendments thereto, in connection with the Tender Offer the Individual Defendants have failed to provide the following material information:

          a. any description of the financial analyses, presentations, and/or opinions of Deutsche Bank, Credit Suisse First Boston and

               Goldman Sachs, the three investment banks/financial advisors that Dana retained to assess the adequacy of ArvinMeritor's offer;

          b. the ranges of fair value for the Company calculated by the three investment banks/financial advisors;

          c. the amount and nature of the compensation that is being paid to each of Dana's investment banks/financial advisors; and

          d. any description of the "strategic alternatives" Dana is purportedly considering to ArvinMeritor's offer.

                  DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY

     62. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     63. Complainants bring this claim derivatively in the right and for the benefit of Dana to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular, Complainants seek redress for the injuries suffered and to be suffered by the Company by virtue of, inter alia, the actions undertaken and measures approved and or endorsed by the Individual Defendants which were and are motivated solely or primarily for purposes of entrenchment.

     64. Complainants have not made any demand on the present Board of' Directors of the Company to institute this action because such demand would be futile and is thereby excused for the following reasons:

          a. The Individual Defendants are not disinterested with respect to their refusal to disable the Poison Pill, and their summary, uninformed rejections of the ArvinMeritor offers were undertaken unlawfully, in bad faith and with the primary purpose and effect of entrenchment. The design and effect of the Individual Defendants' conduct and its timing, demonstrate that a basic motive of taking these actions and implementing these measures was to secure the Individual Defendants in their positions and emoluments within the Company. The Individual Defendants' summary, uninformed rejections of the recent premium offer have clear anti-takeover purposes and consequences. Under the circumstances, the Individual Defendants - in approving and implementing these steps
               - have acted with a sole or primary motive to perpetuate themselves in their positions of control within the corporate structure and to benefit themselves and other members of Dana's executive management with whom they are closely allied.

          b. The Individual Defendants are further interested in these transactions because each receives substantial salaries, bonuses, payments, benefits, and/or other emoluments by virtue of service on the Board. The Individual Defendants have thus benefitted and will continue to benefit from the wrongs herein alleged and have acted to preserve their positions of dominance and control and the perquisites thereof, and are incapable of exercising independent business judgment in deciding whether to bring this action.

          c. In addition to being self-interested, the Individual Defendants - in taking the actions and approving the measures described above
               - fundamentally failed to exercise sound and proper business judgment. The Individual Defendants, inter alia, have failed to exercise due care in formulating and approving their conduct in a manner not in the best interests of the Company and its public shareholders.

          d. The Individual Defendants are not acting in the best interests of the Company but, in entrenching management, are acting, and continue to act out of personal friendship for each other without regard for the consequences of their conduct on the Company.

          e. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things, the unlawful failure to consider ArvinMeritor's offer with due care and simultaneous decision to maintain the Poison Pill, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a BONA FIDE acquisition proposal. Defendants are manipulating Dana's corporate machinery and abusing their positions of control for purposes of securing their positions and control.

     65. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, and to protect and advance their own personal financial interests at the expense of Dana and its shareholders. Their actions are grossly disproportionate to any real or apparent threat.

     66. By reason of the foregoing, Dana has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

           DECLARATORY JUDGMENT PURSUANT TO VA. CODE ANN. ss. 8.01-184

     67. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     68. The Individual Defendants' persistent effort to entrench themselves in office for their own interests and their disregard of Dana's shareholders' preference for the Tender Offer and Proposed Merger gives rise to an actual controversy between the parties.

     69. Dana's Board of Directors owe fiduciary duties to Dana's shareholders, including Complainants, and to no other constituencies.

     70. ArvinMeritor's Tender Offer does not pose any threat to Dana or Dana's shareholders.

     71. Dana's directors have engaged in persistent efforts to entrench themselves, including:

          a. their refusal to negotiate with ArvinMeritor to obtain a higher offering price for their shareholders;

          b.   their refusal to redeem the Poison Pill;

          c. their disregard for shareholder-proposed corporate governance measures;

          d. their misuse of Dana's funds to ensure that they remain directors; and

          e. their efforts are not proportionate to any possible threat the offer may pose, nor within the range of reasonable responses to the Tender Offer, foreclose effective shareholder action and are in breach of defendants' fiduciary duties.

     72. Complainants seek a declaration that the directors of Dana have breached their fiduciary duties owed to the Complainants and Dana.

            INJUNCTIVE RELIEF PURSUANT TO VA. CODE ANN. ss. 8.01-620

     73. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     74. Complainants will suffer irreparable harm if the Court does not enjoin the defendants from their persistent pattern of complicity of interest and entrenchment in office by disenfranchising their shareholders. Dana's directors have already engaged in wasteful activities for which neither Complainants nor any other Dana shareholder will have an adequate remedy at law, including but not limited to:

          a. refusing to negotiate with ArvinMeritor to obtain a higher offering price for their shareholders;

          b.   refusing to redeem the Poison Pill; and

          c.   misusing Dana's funds to ensure that they remain directors.

     75. Complainants seek an order enjoining Dana's board of directors from taking any actions to thwart or interfere with the Tender Offer or Proposed Merger, so that the shareholders of Dana can decide for themselves whether to accept ArvinMeritor's offer to purchase their shares of Dana stock.

      DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY - UNLAWFUL ENTRENCHMENT

     76. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.


     77. Complainants bring this Claim derivatively in the right and for the benefit of Dana to redress injuries suffered and to be suffered by the Company as a direct result of the violations of fiduciary duties by the Individual Defendants. In particular, Complainants seek redress in this Claim for the injuries suffered and to be suffered by the Company by virtue of, INTER ALIA, the actions undertaken and measures approved by defendants which were and are motivated solely or primarily for purposes of entrenchment.

     78. In addition to being self-interested, the Individual Defendants - in taking the actions and approving the measures described above - fundamentally failed to exercise sound and proper business judgment. Defendants, INTER ALIA, failed to exercise due care and to act in the best interests of the Company in formulating and approving their conduct in a manner not in the best interests of the Company and its public shareholders.

     79. As a result of the acts and conduct described above, the Individual Defendants are not fully informing themselves, are not acting in good faith and have deliberately and/or recklessly breached their fiduciary and other common law duties which they owe to the Company. Among other things, the defendants' unlawful failure to consider ArvinMeritor's offer with due care and simultaneous decision to maintain the Poison Pill, have the effect of entrenching the Individual Defendants in their corporate offices against any real or perceived threat to their control and represents an ill-considered, hasty reaction which did not satisfy the directors' duty to obtain adequate information before rejecting a bona fide acquisition proposal.

Defendants are manipulating Dana's corporate machinery as set forth herein and abusing their positions of control for purposes of securing their positions of control.

     80. To the extent that the conduct of the Individual Defendants is based upon what they perceive to be a threat by a third-party to take over Dana, the Individual Defendants have a heightened fiduciary duty to act in the best interest of the Company's public stockholders and to act reasonably with regard to any such perceived threat. They have recklessly and in bad faith violated such duties.

     81. By virtue of the acts and conduct alleged herein, the Individual Defendants are carrying out a preconceived plan and scheme to entrench themselves in office, to thwart a fair and open auction of the Company that would maximize shareholder value, and to protect and advance their own personal financial interests at the expense of Dana and its shareholders, acting grossly disproportionately to any real or apparent threat.

     82. By reason of the foregoing, Dana has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

                  DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTY OF CANDOR

     83. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     84. The fiduciary duty of candor requires disclosure of all information in defendants' possession germane to the transaction at issue. Directors are under a fiduciary duty to disclose fully and fairly all material information within the Board's control when it seeks or recommends shareholder action.

     85. As set forth above, the Schedule 14D-9 and the amendments thereto fail to disclose material information concerning the financial analyses and opinions of any of the three investment banks retained by Dana to assess the adequacy of ArvinMeritor's offer. Moreover, the Schedule 14D-9 touts the fact that Dana's Board has considered, and is considering "strategic alternatives," but does not include any description of any of these so-called alternatives to a merger with ArvinMeritor.

     86. Defendants, in breach of their fiduciary duty of candor, have stranded Dana's shareholders without information necessary to make an informed decision concerning the fairness and adequacy of the Tender Offer.

     87. As a result of the Individual Defendants' unlawful conduct, Complainants and the other Dana shareholders have been injured and have no adequate remedy at law.

                      DERIVATIVE CLAIM FOR ABUSE OF CONTROL

     88. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     89. Defendant Magliochetti, as Chairman of the Dana Board and the Company's Chief Executive Officer, President, and Chief Operating Officer, abused his control of Dana. The other Dana directors deliberately refused to exercise independent or effective oversight of Dana or its executives, and therefore deliberately pursued the improper course of (i) refusing to respond in good faith to ArvinMeritor regarding its BONA FIDE offers for the Company, (ii) entrenching themselves as managers and/or directors of the Company, and (iii) attempting to protect their own personal interests at the expense of Dana and its public shareholders.

     90. This conduct by defendants amounted to an abuse of their abilities to control Dana, in violation of their obligations to Dana and Dana's public shareholders.

     91. By reason of the foregoing, Complainants, as shareholders and representatives of Dana seek relief for Dana which has sustained, and will continue to sustain irreparable harm and has no adequate remedy at law.

                 DERIVATIVE CLAIM FOR WASTE OF CORPORATE ASSETS

     92. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     93. As a result of allowing consideration of the foregoing compensation arrangements and related-party transactions to guide their judgments, and by failing to property to consider the interests of the Company and its public shareholders, defendants have caused Dana to waste valuable corporate assets.

     94. By reason of the foregoing, Complainants, as shareholders and representatives of Dana, seek relief for Dana which has sustained, and will continue to sustain irreparable harm and has no adequate remedy at law.

                     DERIVATIVE CLAIM FOR UNJUST ENRICHMENT

     95. Complainants repeat and reallege each and every paragraph set forth above as if set forth fully herein.

     96. As a result of the tortious conduct described above, certain of defendants will be and have been unjustly enriched at the expense of Dana. In particular, Defendant Magliochetti (and other executives of Dana) has been unjustly enriched by receipt of excessive salaries, bonuses, termination benefits and/or related-party payments by Dana.

     97. Defendants should be required to disgorge any and all gain which they will unjustly obtain at the expense of Dana and a constructive trust for the benefit of Dana should be imposed thereon.

     98. By reason of the foregoing, Complainants, as shareholders and representatives of Dana, seek relief for Dana which has sustained, and will continue to sustain irreparable harm and has no adequate remedy at law.

     WHEREFORE, Complainants respectfully demand judgment as follows:

          A. Declaring that the Individual Defendants have violated their fiduciary duties to the Company;

          B. Enjoining the Individual Defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

          C. Ordering the Individual Defendants, jointly and severally, to account to the Company for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          D. Ordering that the Individual Defendants disgorge any and all gain which they have unjustly obtained, or will unjustly obtain, at the expense of Dana and that a constructive trust for the benefit of Dana be imposed thereon;

          E. Enjoining the Individual Defendants from adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Proposed Acquisition or Tender Offer in a manner inconsistent with their fiduciary duties;

          F. Enjoining the Individual Defendants from taking any action to delay, impede, postpone or thwart the voting or other rights of Dana's shareholders;

          G. Awarding Complainants their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and


          H. Granting Complainants such other and further relief as this Court may deem just and proper.

                                    Respectfully Submitted,

                                    MICHAEL MARTIN
                                    ADOLPH FEUERSTEIN

                                    By Counsel

                                    /s/ Garret M. Smith
                                    ------------------------------------------
                                    Garrett M. Smith (Virginia Bar # 34162)
                                    MICHIE, HAMLETT, LOWRY, RASMUSSEN
                                      & TWEEL, P.C.
                                    500 Court Square, Suite 300
                                    P.O. Box 298
                                    Charlottesville, VA 22902
                                    Telephone:  (434) 951-7222
                                    Facsimile:  (434) 951-7242

                                    CAULEY GELLER BOWMAN
                                    & RUDMAN LLP

                                    Samuel H. Rudman
                                    200 Broadhollow Road, Suite 406
                                    Melville, NY 11747
                                    Telephone:  (631) 367-7100
                                    Facsimile:  (631) 367-1173

                                    MILBERG WEISS BERSHAD HYNES
                                    & LERACH, LLP

                                    Steven G. Schulman
                                    Seth D. Rigrodsky
                                    One Pennsylvania Plaza
                                    New York, NY 10119-0165
                                    Telephone:  (212) 594-5300

                                    SCHIFFRIN & BARROWAY LLP

                                    Patricia C. Weiser
                                    Three Bala Plaza East
                                    Suite 400
                                    Bala Cynwyd, PA 19004
                                    Telephone:  (610) 667-7706

Dated: Charlottesville, Virginia
August 27, 2003

137674